Exhibit 11.
 Statement Regarding Computation of Per Share Earnings


 For the periods ended March 31                           1999           1998

 Diluted earnings per common share:
   Average common shares outstanding                    356,831        106,386


 Net income (loss)                                    $ 295,464        $ 7,306

 Diluted earnings per share:                             $ 0.83         $ 0.07


 Basic earnings per common share:
   Average common shares outstanding                    356,831        106,386

 Net income (loss)                                    $ 295,464        $ 7,306

 Basic earnings per share                                $ 0.83         $ 0.07